

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

July 24, 2009

<u>**Via U.S. Mail and Fax (613.623.4647)**</u>

Ms. Lynn Saunders
Chief Financial Officer
Plaintree Systems Inc.
90 Decosta Street
Arnprior, Ontario
K7S 3X1 CANADA

       RE: Plaintree Systems Inc.
             Form 20-F for Fiscal Year Ended March 31, 2008
             File No. 000-25872

Dear Ms. Saunders:

       We have reviewed your supplemental response letter dated June 26, 2009 as well as the above referenced filings and have the following comments. As noted in our comment letter dated February 3, 2009, we have limited our review to your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

Form 20-F for the Fiscal Year Ended March 31, 2008

Plaintree Systems Inc.

Notes to Unaudited Consolidated Pro Forma Financial Statements

1. We note that you determined that Plaintree was a variable interest entity ("**VIE**") and Targa its primary beneficiary, as of September 2005 when the consulting arrangement between Plaintree and Targa commenced because you believed it was a reconsideration event under FIN 46(R). It is not clear, however, how this arrangement constituted a reconsideration event. Accordingly, please explain to us how you concluded that the consulting arrangement is a reconsideration event under paragraph 7. If you have determined that the event falls under paragraph 7(a), explain to us how the consulting arrangement changed the characteristics or adequacy of Plaintree's equity investment at risk. As part of your response, identify whether the characteristics or adequacy changed, and discuss how the modification was significant. Note that only significant modifications that affect the characteristics or adequacy of an entity's equity investment at risk would be considered reconsideration events. If you have determined that the event falls under paragraph 7(c), explain to us how the consulting arrangement increased Plaintree's expected losses.

    If the September 2005 consulting arrangement is not a reconsideration event and there were no reconsideration events prior to that time, paragraph 38 of FIN 46(R) requires that you determine whether Plaintree is a VIE and whether Targa is its primary beneficiary as of the date Targa became involved with it. Accordingly, please tell us (i) the date Targa became involved with Plaintree, and (ii) whether it is practicable for Targa to obtain the information necessary to make the aforementioned determinations as of the date identified in (i).

    If there was not a reconsideration event and you do not have the ability to utilize the date Targa become involved with Plaintree, paragraph 38 requires that you make the necessary determinations as of the date Targa first applied FIN 46(R). Please note that we believe the date Targa first applied FIN 46(R) would be March 31, 2008, immediately prior to the April 2008 amalgamation transaction.

2. As of the date determined from the prior comment (the "**determination date**"), please provide us an analysis of paragraph 4(h) of FIN 46(R).

3. We note your response to comment 2. It remains unclear, however, how you determined that Plaintree was a VIE and that Targa was the primary

beneficiary, based on the guidance in FIN 46(R). Accordingly, please provide us your evaluation of paragraph 5 of FIN 46(R) as of the determination date. For each condition (i.e., a, b, or c) that exists, explain to us fully how you arrived at your conclusion.

For example, if the total equity investment at risk was not sufficient to permit Plaintree to finance its activities without additional subordinated financial support provided by any parties (condition 5(a)), provide us (i) a schedule of the total GAAP equity investment at risk calculated in accordance with paragraph 5(a), (ii) a schedule of the GAAP equity's fair value, (iii) a schedule of Plaintree's total assets, (iv) the qualitative assessments described in paragraphs 9(a) and 9(b), and (v) a schedule of Plaintree's expected losses, as discussed in paragraph 8.

4.   Please explain to us how Targa has a variable interest (or combination of variable interests) in Plaintree that will absorb a majority of Plaintree's expected losses, receive a majority of its expected residual returns, or both, in accordance with paragraphs 14 and 16 of FIN 46(R), and provide us a schedule that allocates Plaintree's total expected losses among all of the variable interest holders.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter, via EDGAR, that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director